Computershare



82-18

Francine Beauséjour
Relationship Manager
Stock Transfer
Direct line: (514) 982-7888 ext. 7590
Direct fax: (514) 982-7580
Francine.beausejour@computershare.com

RECEIVED

2006 JAN 23 P 1: 47

·FICE OF INTERNATIONAL
CORPORATE FINANCE

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888 Canada
Facsimile 514-982-7635 Australia
www.computershare.com Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

January 13, 2006

U.S. Securities & Exchange Commission
Office of International Corporate
Finance 3-9
450 - 5th Avenue N.W.
Washington (D.C)
20549 U.S.A.

06010397

SUPPL

Dear Sirs:

RE: DOMTAR INC.
    Annual Meeting of Shareholders

Please be advised of the following Record and Meeting dates in respect to the Annual Meeting of Shareholders of the subject Company:

Record Date:	March 14, 2006
Meeting Date:	April 27, 2006
Place of Meeting:	Montréal, Québec

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours very truly,

Francine Beauséjour

FB/sb

c.c.: Domtar Inc.

PROCESSED

JAN 2 3 2006

THOMSON
FINANCIAL